As filed with the Securities and Exchange Commission on December 21, 1999
                                                       Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                    FORM S-4

             REGISTRATION STATEMENT Under THE SECURITIES ACT OF 1933

                                  -------------

                        Philadelphia Suburban Corporation
             ------------------------------------------------------
             (Exact name of Registrant as specified in its charter)


         Pennsylvania                            4941                       23-1702594
-------------------------------      ----------------------------       -------------------
(State or other jurisdiction of      (Primary Standard Industrial         (IRS Employer
 incorporation or organization)       Classification Code Number)       Identification No.)


                             762 W. Lancaster Avenue
                          Bryn Mawr, Pennsylvania 19010
                                 (610) 527-8000
    ------------------------------------------------------------------------
    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                                ---------------

                                  Roy H. Stahl
                        Philadelphia Suburban Corporation
                    Senior Vice President and General Counsel
                             762 W. Lancaster Avenue
                          Bryn Mawr, Pennsylvania 19010
                                 (610) 527-8000
 ------------------------------------------------------------------------------
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                ---------------

                                   Copies to:
                              Linda L. Griggs, Esq.
                           Morgan, Lewis & Bockius LLP
                               1800 M Street, N.W.
                              Washington, DC 20036
                                  202/467-7000

     Approximate date of commencement of proposed sale to the public: From time to time after the effectiveness of the Registration Statement.

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. /_/

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. /_/

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. /_/


                                                CALCULATION OF REGISTRATION FEE
===========================================================================================================================
                                                            Proposed maximum       Proposed maximum
      Title of each class of             Amount to be        offering price       aggregate offering          Amount of
   securities to be registered          registered (1)          per unit                 price             registration fee
---------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.50 per
  per share........................       2,000,000             $20 7/8 (2)          $41,750,000(2)            $11,022
---------------------------------------------------------------------------------------------------------------------------
Preferred Stock, par value $1.00
  per share(3).....................         500,000             $100(4)              $50,000,000(4)            $13,200
===========================================================================================================================

(1) This Registration Statement also covers any additional shares of common stock which become issuable in connection with the shares registered for sale hereby as a result of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of the Registrant's outstanding shares of common stock.
(2) Estimated pursuant to Rule 457(c) solely for the purpose of calculating the registration fee, based upon the average of the reported high and low sales prices of shares of common stock on December 20, 1999.
(3) Includes such indeterminable number of shares of common stock that may be issued from time to time upon conversion of the preferred stock.
(4) Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(f)(2).

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

PROSPECTUS

                        2,000,000 Shares of Common Stock

                        500,000 Shares of Preferred Stock


                        Philadelphia Suburban Corporation
                             762 W. Lancaster Avenue
                          Bryn Mawr, Pennsylvania 19010
                                 (610) 527-8000

                                 ---------------

o We will offer and sell from time to time, in one or more offerings, shares of our common stock or our preferred stock to acquire other businesses, assets or securities. We expect that the terms of the acquisitions involving the issuances of securities covered by this prospectus will be determined by direct negotiations with the owners or controlling persons of the businesses, assets or securities that we seek to acquire.

o The shares of our common stock and the shares of our preferred stock that we issue at the time we make these acquisitions will be valued at prices reasonably related to the market price of our common stock at either the time we enter into the agreement for the acquisition or the time we complete the acquisitions.

o We do not expect that underwriting discounts or commissions will be paid in connection with the issuances of the shares under this prospectus. However, finders' fees may be paid in connection with certain acquisitions. Any person receiving these fees may be deemed an underwriter within the meaning of the Securities Act of 1933.

o Our common stock trades on the New York Stock Exchange under the symbol "PSC." On December 20, 1999, the last reported sale price of our common stock was $20-11/16 per share. As of December 20, 1999, we had 41,022,806 shares of our common stock outstanding. We do not intend to list the preferred stock on any exchange or automated quotation system.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

--------------------------------------------------------------------------------

               The date of this prospectus is

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

About This Prospectus...................................................      3

The Company.............................................................      3

Recent Developments.....................................................      6

Ratio of Earnings to Combined Fixed Charges and
         Preferred Stock Dividends......................................      7

Selected Historical Financial Data......................................      7

Description of the Securities...........................................      9

Shares Eligible for Future Sale.........................................     11

Where You Can Find More Information.....................................     12

Forward-Looking Statements..............................................     12

Legal Matters...........................................................     13

Experts.................................................................     13

                              ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, the "SEC," utilizing a "shelf" registration process. Under this shelf process, we may offer and sell the securities described in this prospectus as amended or supplemented in one or more offerings to acquire other businesses, assets or securities. We provide information to you about the securities in this prospectus and, when preferred stock is issued in an acquisition, in a pricing supplement that contains the specific terms of that series of preferred stock.

You should read both this prospectus and any pricing supplement together with any additional information described under the heading "Where You Can Find More Information" to learn about Philadelphia Suburban Corporation.

                                   THE COMPANY

Philadelphia Suburban Corporation (referred to as "we" or "us") is the holding company for regulated utilities providing water or wastewater services to approximately 1.8 million people in Pennsylvania, Ohio, Illinois, New Jersey and Maine. Our two primary subsidiaries are Philadelphia Suburban Water Company, a regulated public utility that provides water or wastewater services to about 1 million residents in the suburban areas surrounding the City of Philadelphia, and Consumers Water Company, a holding company for several regulated public utility companies that provide water or wastewater service to about 800,000 residents in various communities in Pennsylvania, Ohio, Illinois, New Jersey and Maine. We are among the largest investor-owned water utilities in the United States based on the number of customers.

Philadelphia Suburban Water Company provides water service in a 482 square mile service territory that is largely contiguous and lies in the suburban area west and north of the City of Philadelphia. In addition, Philadelphia Suburban Water Company provides water service to approximately 20,000 people through an operating and maintenance contract with a municipal authority that is contiguous to its service territory.

Consumers Water Company owns 100% of the voting stock of four water companies and at least 96% of the voting stock of three water companies operating in Pennsylvania, Ohio, Illinois, New Jersey and Maine. Consumers Water Company's subsidiaries operate 27 divisions in these five states, providing water service to approximately 800,000 people.

Subsidiaries of Philadelphia Suburban Water Company and Consumers Water Company provide primarily domestic wastewater collection, treatment and disposal services to approximately 28,000 people in Pennsylvania, Illinois and New Jersey.

Our customer base is primarily residential, representing approximately 65% of our total water sales. Substantially all of our customers are metered, which allows us to measure our customers' water consumption. Water consumption per customer is affected by local weather conditions during the year, especially during the late spring and early summer. In general, during these seasons, an extended period of dry weather increases consumption, while above average rainfall decreases water consumption. Also, an increase in the average temperature generally causes an increase in water consumption.

Excluding customers added through the acquisitions of several small water systems, during the three-year period of 1996 through 1998, Philadelphia Suburban Water Company's customer base grew at an annual compound rate of less than 1%. Including acquisitions, Philadelphia Suburban Water Company's customer base increased at an annual compound rate of 4.3% during this period. Consumers Water Company's customer growth rate during this period was 1.4%. Our business combination with Consumers Water Company on March 10, 1999 enables us to grow through acquisitions in the areas where Consumers operates.

Water Supplies and Water Facilities

Our water utility operations obtain their water supplies from surface water sources such as reservoirs, lakes, ponds, rivers and streams, in addition to obtaining water from wells and purchasing water from other water suppliers. Less than 5% of our water sales are purchased from other suppliers. We believe that we have all of the necessary permits to obtain the water we distribute. Our supplies are sufficient for anticipated daily demand and normal peak demand under normal weather conditions.

We believe that the capacities of our water treatment, pumping and distribution facilities are generally sufficient to meet the present requirements of our customers. On a continuing basis, we make system improvements and additions to capacity in response to changing regulatory standards, changing patterns of consumption and increases in the number of customers. The various state regulatory commissions have generally recognized the operating and capital costs associated with these improvements in setting water rates.

Properties

Our properties consist of transmission and distribution mains and conduits, water treatment plants, pumping facilities, wells, tanks, meters, supply lines, dams, reservoirs, buildings, vehicles, land, easements, rights and other facilities and equipment used for the operation of our systems, including the collection, treatment, storage and distribution of water. Substantially all of our properties are owned by our subsidiaries and are subject to liens of mortgages and indentures. These liens secure bonds, notes and other evidences of long-term indebtedness of our subsidiaries. For certain properties that we acquired through the exercise of the power of eminent domain and certain other properties we purchased, we hold title for water supply purposes only. We believe that our properties are maintained in good condition and in accordance with current standards of good waterworks industry practice.

Economic Regulation

Our water and wastewater utility operations are subject to regulation by their respective state regulatory commissions, which have broad administrative power and authority to regulate rates and charges, determine franchise areas and conditions of service and authorize the issuance of securities. The regulatory commissions also establish uniform systems of accounts and approve the terms of contracts with affiliates and customers, acquisitions of other utility systems, loans and the purchases or sales of property. The profitability of our utility operations is influenced to a great extent by the timeliness and adequacy of rate allowances in the various states in which we operate. Accordingly, we maintain a rate case management capability to provide that the tariffs of our utility operations reflect, to the extent practicable, current costs of operations, capital, taxes, energy, materials and compliance with environmental regulations. Rates for some divisions of our Ohio water utility can be fixed by negotiated agreements with the municipalities that are served by those divisions in lieu of regulatory approval from the Public Utility Commission of Ohio. Currently, two of the four regulated divisions in Ohio are operating under such rate ordinances.

In general, we believe that Philadelphia Suburban Corporation, Philadelphia Suburban Water Company and Consumers Water Company's subsidiaries have valid rights, free from unduly burdensome restrictions, to enable us to carry on our business as presently conducted in the territories we now serve. The rights to provide water or wastewater service to a particular franchised service territory are generally non-exclusive, although the applicable regulatory commissions usually allow only one utility to provide service to a given area. In some instances, another water utility provides service to a separate area within the same political subdivision served by one of our subsidiaries. In the states where our subsidiaries operate, it is possible that portions of our subsidiaries' operations could be acquired by municipal governments by one or more of the following methods:

     o    eminent domain;

     o the right of purchase given or reserved by a municipality or political subdivision when the original franchise was granted; and

     o the right of purchase given or reserved under the law of the state in which the subsidiary was incorporated or from which it received its permit.

The price to be paid upon such an acquisition by the municipal government is usually determined in accordance with applicable law governing the taking of lands and other property under eminent domain. In other instances, the price may be negotiated, fixed by appraisers selected by the parties or computed in accordance with a formula prescribed in the law of the state or in the particular franchise or charter. Generally, our strategy is to acquire additional water and wastewater systems, maintain our existing systems, and actively oppose efforts by municipal governments to acquire any of our operations, particularly for less than the fair market value of our operations or where the municipal government seeks to acquire more than it is entitled to under the applicable law or agreement.

Environmental Regulation

The primary federal and state laws affecting the provision of water and wastewater services are the Clean Water Act, the Safe Drinking Water Act and the regulations issued under these laws by the Environmental Protection Agency and state environmental regulatory agencies. In addition, we are subject to the federal and state laws affecting dam safety. These laws and regulations establish criteria and standards for drinking water and for discharges into the waters of the United States. The states have the right to establish criteria and standards that are stricter than those established by the Environmental Protection Agency. Some of the states where our subsidiaries operate have done so. Other federal and state environmental laws and regulations in addition to the Clean Water Act, the Safe Drinking Water Act and the dam safety regulations affect the operations of our subsidiaries.

The Safe Drinking Water Act establishes criteria and procedures for the Environmental Protection Agency to develop minimum national quality standards for drinking water. Regulations issued pursuant to the Safe Drinking Water Act set standards on the amount of certain inorganic and organic chemical contaminants, microorganisms and radionuclides allowable in drinking water. The 1996 Amendments to the Safe Drinking Water Act require the Environmental Protection Agency to analyze both the benefits and the costs of compliance when considering new or stricter water quality criteria and standards. Current requirements under the Safe Drinking Water Act are not expected to have a material impact on our operations or financial condition. We may, in the future, be required to change our method of treating drinking water at certain sources of supply if additional regulations become effective.

The Clean Water Act regulates discharges from drinking water and wastewater treatment facilities into the lakes, rivers, streams, and subsurface or sanitary sewers. The Resource Conservation and Recovery Act regulates the handling and disposal of residuals and solids from drinking water and wastewater treatment facilities. Water treatment residuals and solids are a combination of the chemicals used in the treatment process and the silt and other materials removed from the raw water. Water treatment residuals and solids are either disposed of in a storage facility, such as a lagoon or landfill, owned by the subsidiary, an off-site facility not owned by the subsidiary, or a state-approved landfill or municipal sewer system. Wastewater residuals and solids are disposed of in approved landfills, transferred to larger wastewater treatment facilities or applied to farm land. Additional capital expenditures and operating costs in connection with the management and disposal of solids and residuals from our water and wastewater facilities may be required in the future, particularly if changes are made in the requirements of the applicable federal or state laws.

Our subsidiaries own sixteen major dams that are subject to the requirements of the Federal and state regulations related to dam safety. All major dams undergo an annual engineering inspection. We believe that all sixteen dams are structurally sound and well-maintained.

In addition to the capital expenditures and costs currently anticipated, changes in environmental regulations, enforcement policies and practices or related matters may result in additional capital expenditures and costs. Capital expenditures and costs required as a result of water quality standards and environmental requirements generally have been recognized by state public utility commissions as appropriate plant additions in establishing rates.

Our offices are located at 762 W. Lancaster Avenue, Bryn Mawr, Pennsylvania 19010, and our telephone number is 610/527-8000.

                               RECENT DEVELOPMENTS

We believe that there are many potential water system acquisition candidates throughout the United States because of the fragmented nature of the water utility industry. We believe the factors driving consolidation of these water systems are:

     o the benefits of economies of scale, including the development of technological expertise that would not be feasible in a smaller organization;

     o    increasingly stringent environmental regulations; and

     o    the need for capital investment.

We believe that acquisitions will continue to be an important source of growth for us. We intend to continue to pursue acquisitions of municipally-owned and investor-owned water systems of all sizes that provide services in areas adjacent to our existing service territories or in new service areas. We engage in continuing activities with respect to potential acquisitions, including performing analyses and investigations of acquisition candidates, making preliminary acquisition proposals and negotiating the terms of potential acquisitions.

As of December 10, 1999, we have completed 17 acquisitions or other growth ventures in 1999. Exclusive of the Consumers Water Company merger in March 1999, these transactions have added 17,200 customers to our customer base. The largest of these transactions was the acquisition of the water utility assets of Bensalem Township in December 1999, which has added 15,400 customers. We are actively exploring other opportunities to expand our utility operations through acquisitions or otherwise.

    RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Our ratio of earnings to combined fixed charges and preferred stock dividends for each of the periods indicated is as follows:


                                              Nine Months Ended
                                                September 30,                    Year Ended December 31,
                                              ------------------        ----------------------------------------
                                              1999         1998         1998     1997     1996     1995     1994
                                              ----         ----         ----     ----     ----     ----     ----
Ratio of Earnings to Combined Fixed
   Charges and Preferred Stock Dividends      2.80         3.38         3.20     2.60     2.46     2.57     2.39


For purposes of calculating the above ratio, earnings consist of income from continuing operations to which has been added income taxes, minority interest and fixed charges and from which is subtracted capitalized interest and preferred stock dividends of consolidated subsidiaries. Fixed charges consist of interest on all indebtedness (including capitalized interest), amortization of debt expense and discount or premium, and the estimated interest portion of rental expense charged to income. Preferred stock dividends consist of dividends paid on preferred stock of subsidiaries.

                       SELECTED HISTORICAL FINANCIAL DATA

On March 10, 1999, we completed a merger with Consumers Water Company. The merger was accounted for under the pooling-of-interests method of accounting. Accordingly, our historical financial statements have been restated to include the accounts and results of Consumers Water Company as if the merger had been completed as of the beginning of the earliest period presented. Certain reclassifications were made to the historical financial statements of the two companies to conform presentations.

The following selected historical financial information should be read in conjunction with our consolidated financial statements and notes thereto contained in the documents described in the section titled "Where You Can Find More Information."

The income statement data for the years ended December 31, 1998, 1997 and 1996, and the balance sheet data as of December 31, 1998 and 1997, are derived from, and are qualified by reference to, our audited consolidated financial statements, the related notes and the independent auditors' report of KPMG LLP included in the Current Report on Form 8-K filed on November 19, 1999. The income statement data for the nine months ended September 30, 1999 and 1998 and the balance sheet data as of September 30, 1999 are derived from, and are qualified by reference to, our unaudited consolidated financial statements included in our Quarterly Report on Form 10-Q for the period ended September 30, 1999. The income statement data for the years ended December 31, 1995 and 1994 and the balance sheet data as of September 30, 1998 and December 31, 1996, 1995 and 1994 are derived from our historical consolidated financial statements and the historical consolidated financial statements of Consumers Water Company. In our opinion, the interim historical financial data included herein have been prepared pursuant to the rules and regulations of the SEC and reflect all adjustments (consisting of normal recurring accruals) which are necessary to fairly state the results for the interim periods presented. The results for these interim periods do not necessarily indicate the results for the full fiscal year.

                     SELECTED HISTORICAL FINANCIAL DATA (1)
               (In thousands of dollars, except per share amounts)


                                            As of or for the
                                            Nine Months Ended                             As of or for the
                                              September 30,                            Year Ended December 31,
                                         -----------------------    -------------------------------------------------------------
                                          1999 (2)     1998 (3)      1998 (3)       1997          1996         1995        1994
                                         ----------   ----------    ----------   ----------    ----------    --------    --------
                                                (unaudited)                                                (unaudited)  (unaudited)
INCOME STATEMENT DATA:
   Operating revenues                    $  194,091   $  188,664    $  250,718   $  235,162    $  216,313    $206,644    $189,033
   Income from continuing operations         26,785       36,362        45,015       35,210        29,204      29,887      25,339
   Net income                                26,785       36,362        45,015       32,473        26,939      29,647      25,582
   Net income available to
     common stock                            26,681       36,216        44,820       32,278        26,918      29,647      25,582

PER COMMON SHARE DATA: (4)
   Basic income per share:
     Income from continuing operations   $     0.65   $     0.90    $     1.11   $     0.91    $     0.78    $   0.83    $   0.73
     Net income                                0.65         0.90          1.11         0.84          0.72        0.83        0.74
   Diluted income per share:
     Income from continuing operations   $     0.65   $     0.89    $     1.10   $     0.90    $     0.77    $   0.83    $   0.73
     Net income                                0.65         0.89          1.10         0.83          0.71        0.82        0.73

PER COMMON SHARE DATA: (5)
   Cash dividends paid per
     common share                              0.52         0.50          0.67         0.62          0.59        0.57        0.55
   Cash dividends declared per
     common share                              0.52         0.33          0.50         0.79          0.59        0.57        0.55
   Book value per share of
     common share                              8.79         8.48          8.53         7.70          7.44        7.21        6.96

BALANCE SHEET DATA: (6)
   Total assets                          $1,202,001   $1,117,863    $1,156,733   $1,083,162    $1,038,926    $948,039    $857,597
   Capitalization:
     Long-term debt, including
       current portion                   $  444,951   $  413,345    $  416,290   $  407,526    $  403,524    $351,853    $285,730
     Preferred stock with mandatory
       redemption                                --           --            --        4,214         5,643       7,143      10,000
     Stockholders' equity                   364,540      349,969       353,088      306,816       289,436     266,399     248,010
                                         ----------   ----------    ----------   ----------    ----------    --------    --------
   Total capitalization                  $  809,491   $  763,314    $  769,378   $  718,556    $  698,603    $625,395    $543,740
                                         ==========   ==========    ==========   ==========    ==========    ========    ========

----------

(1) On March 10, 1999, we completed a merger with Consumers Water Company. The merger has been accounted for as a pooling-of-interests and, accordingly, the historical consolidated financial statements have been restated to include the accounts and results of Consumers Water Company as if the merger had been completed as of the beginning of the earliest period presented.

(2) Income statement and per common share data for 1999 includes the following March 1999 net charges: $6,134 ($6,334 pre-tax), or $0.15 per share, for the Consumers Water Company merger-transaction costs and a charge for related restructuring costs of $2,462 ($3,787 pre-tax), or $0.06 per share.

(3) Income statement and per common share data for 1998 includes the April 1998 net gain of $3,903 ($6,680 pre-tax), or $0.10 per share, on the sale of Consumers Water Company's New Hampshire operations pursuant to the State's condemnation statute.

(4) All per share data has been restated to give effect to the 4-for-3 stock split, in the form of a stock distribution, paid on January 12, 1998 and the 3-for-2 stock split, in the form of a stock distribution, paid on July 10, 1996.

(5) The cash dividend of $.1625, paid in March 1998, was declared in December 1997.

(6)  The December 31, 1996 balance sheet data is unaudited.

                          DESCRIPTION OF THE SECURITIES

As of December 20, 1999 our authorized capital stock was 101,770,819 shares. Those shares consisted of:

     o 100,000,000 shares of our common stock, par value $0.50 per share, of which 41,022,806 shares were outstanding; and

     o 1,770,819 shares of preferred stock, par value $1.00 per share, of which 17,600 shares of Series B were outstanding.

COMMON STOCK

Voting Rights

Holders of our common stock are entitled to one vote for each share held by them at all meetings of the shareholders and are not entitled to cumulate their votes for the election of directors.

Dividends

Holders of our common stock may receive dividends when declared by the board of directors. Because we are a holding company, the funds we use to pay any dividends on our common stock are derived predominantly from the dividends that we receive from our subsidiaries, Philadelphia Suburban Water Company and Consumers Water Company, and the dividends they receive from their subsidiaries. Therefore, our ability to pay dividends to holders of our common stock depends upon our subsidiaries' earnings, financial condition and ability to pay dividends. We own 100% of the outstanding common stock of Philadelphia Suburban Water Company and Consumers Water Company. Consumers Water Company owns 100% of the voting stock of four water companies and at least 96% of the voting stock of three water companies. Most of our subsidiaries are subject to regulation by state utility commissions and the amounts of their earnings and dividends are affected by the manner in which they are regulated. In addition, they are subject to restrictions on the payment of dividends contained in our various debt agreements. Under our most restrictive debt agreement, the amount available for payment of dividends as of September 30, 1999 was approximately $144 million of Philadelphia Suburban Water Company's retained earnings and $59 million of Consumers Water Company's subsidiaries' retained earnings.

Liquidation Rights

In the event that we liquidate, dissolve or wind-up, the holders of our common stock are entitled to share ratably in all of the assets that remain after we pay our liabilities. This right is subject, however, to the prior distribution rights of any outstanding preferred stock.

PREFERRED STOCK

The board of directors has the authority to divide the preferred stock into one or more series and to fix and determine relative rights and preferences of the shares of each series.

Series A Preferred Stock

Our preferred stock includes 100,000 authorized shares of Series A junior participating preferred stock, authorized in connection with our shareholders' rights plan, dated March 1, 1998. Holders of our common stock own one "right" to purchase Series A junior participating preferred stock for each outstanding share of our common stock. If certain events occur, each right would entitle the holder to purchase from us one one-thousandth of a share of Series A junior participating preferred stock at an exercise price of $90 per one one-thousandth of a share, subject to adjustment.

Series B Preferred Stock

In 1996, the board of directors designated 32,200 shares as 6.05% Series B preferred stock. In November 1996, we issued all 32,200 shares in connection with an acquisition. In December 1998, 14,600 shares of this issue were called for early redemption by the holders. In January 1999, these shares were redeemed in cash at the liquidation value of $100 per share.

So long as any shares of the Series B preferred stock are outstanding, we may not adopt any amendment to our articles of incorporation which would adversely affect, in any material respect, the rights or preferences of the Series B preferred stock without the affirmative vote of the holders of a majority of the Series B preferred stock.

Holders of our Series B preferred stock are entitled to receive cumulative quarterly dividends equal to $1.5125 per share. In the event that we liquidate, dissolve or wind-up, holders of Series B preferred stock are entitled to receive $100 per share plus an amount equal to any accrued but unpaid cumulative dividends together with any interest that has accrued on those dividends. Our Series B preferred stock ranks senior to our Series A junior participating preferred stock and our common stock with respect to the right to receive dividends and the right to the distribution of our assets upon liquidation.

The Series B preferred stock is not convertible into any other class or series of our capital stock. We have the right to redeem, in whole or in part, up to 6,440 shares of Series B preferred stock each year beginning on December 1, 2001 at a price equal to $100 per share plus any accrued and unpaid dividends together with any interest on those dividends. Series B preferred stock is not subject to or entitled to the benefit of a sinking fund.

Additional Series of Preferred Stock

Any additional series of preferred stock issued pursuant to this prospectus, as supplemented, will be of equal rank to the Series B preferred stock and will also rank senior to our Series A junior participating preferred stock and our common stock with respect to the right to receive dividends and the right to the distribution of our assets upon liquidation. The terms of the particular series of preferred stock that we offer pursuant to this prospectus will be set forth in a pricing supplement. The board of directors will fix or designate, in a statement of designation that will be filed as an amendment to our articles of incorporation, the rights, preferences, privileges and restrictions of that particular series of preferred stock that we offer, including:

     o    dividend rights;

     o    voting rights;

     o    any conversion rights;

     o    terms of redemption; and

     o    liquidation preferences.

The description of our preferred stock contained in this prospectus and any description that will be contained in a supplement discusses or will discuss the important terms of each series of preferred stock. We urge you to read the description of the terms of that series of preferred stock for any terms and provisions that may be important to you.

STATE LAW ANTI-TAKEOVER PROVISIONS

We are subject to various anti-takeover provisions of the Pennsylvania Business Corporation Law of 1988, as amended. Generally, these provisions are triggered if any person or group acquires, or discloses an intent to acquire, 20% or more of a corporation's voting power, unless the acquisition is under a registered firm commitment underwriting or, in certain cases, approved by the board of directors. These provisions:

     o provide the other shareholders of the corporation with certain rights against the acquiring group or person;

     o prohibit the corporation from engaging in a broad range of business combinations with the acquiring group or person; and

     o    restrict the voting and other rights of the acquiring person or group.

In addition, as permitted by Pennsylvania law, an amendment to our articles of incorporation or other corporate action that is approved by shareholders may provide mandatory special treatment for specified groups of nonconsenting shareholders of the same class. For example, an amendment to our articles of incorporation or a corporate action may provide that shares of common stock held by designated shareholders of record must be cashed out at a price determined by the corporation, subject to applicable dissenters' rights.

Certain provisions of our articles of incorporation and bylaws may have the effect of discouraging unilateral tender offers or other attempts to take over and acquire our business. These provisions might discourage some potentially interested purchaser from attempting a unilateral takeover bid for us on terms which some shareholders might favor. Our articles of incorporation require that certain fundamental transactions must be approved by the holders of 75% of the outstanding shares of our capital stock entitled to vote on the matter unless at least 75% of the members of the board of directors has approved the transaction, in which case the required shareholder approval will be the minimum approval required by applicable law. The fundamental transactions that are subject to this provision are those transactions that require approval by shareholders under applicable law or the articles of incorporation. These transactions include certain amendments of our articles of incorporation or bylaws, certain sales or other dispositions of our assets, certain issuances of our capital stock, or certain transactions involving our merger, consolidation, division, reorganization, dissolution, liquidation or winding up. Our articles of incorporation and bylaws provide that:

     o a special meeting of shareholders may only be called by the chairman, the president, the board of directors or shareholders entitled to cast a majority of the votes which all shareholders are entitled to cast at the particular meeting;

     o nominations for election of directors may be made by any shareholder entitled to vote for election of directors if the name of the nominee and certain information relating to the nominee is filed with our secretary not less than 14 days nor more than 50 days before any meeting of shareholders to elect directors; and

     o certain advance notice procedures must be met for shareholder proposals to be made at annual meetings of shareholders. These advance notice procedures generally require a notice to be delivered not less than 90 days nor more than 120 days before the anniversary date of the immediately preceding annual meeting of shareholders.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common stock is BankBoston, N.A.

                        SHARES ELIGIBLE FOR FUTURE SALE

The securities to be issued in connection with acquisitions have been registered under the Securities Act of 1933, as amended. Individuals who are not affiliates of the entity being acquired and who do not become our affiliates will not be subject to the resale restrictions under Rule 145, promulgated under the Securities Act. Unless otherwise contractually restricted, these individuals may resell the securities immediately following the completion of an acquisition.

Individuals who are affiliates of the businesses that we acquire may not resell securities registered under the registration statement to which this prospectus relates except:

     o    in a registered offering;

     o    in compliance with Rule 145; or

     o under another exemption from the registration requirements of the federal securities law.

Affiliates are those persons who control, are controlled by or are under common control with the acquired company and generally include directors, officers and principal shareholders.

Generally, Rule 145 permits affiliates of the acquired company to sell securities immediately following an acquisition in compliance with certain volume limitations and manner of sale requirements. Under Rule 145, sales by these affiliates during any three-month period cannot exceed the greater of:

     o    one percent of the shares of the class of securities outstanding; or

     o the average weekly reported volume of trading in shares of that class of securities on all national securities exchanges during the four calendar weeks preceding the proposed sale.

These restrictions will cease to apply one year after the date of the acquisition, provided that the person is not our affiliate and we are current in our Exchange Act reporting requirements. Two years after an acquisition, an affiliate of an acquired company may freely sell our securities as long as such person has not been our affiliate for at least three months.

We do not intend to list our preferred stock on any securities exchange or automated quotation system. Therefore, an affiliate of an acquired business who resells shares of preferred stock that are not registered for resale during a period in which the volume limitations of Rule 145 apply must not sell more than one percent of the shares of the particular series of preferred stock then outstanding or must rely on another exemption from the registration requirements of the federal securities laws.

                       WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of the registration statement we filed with the SEC. In addition, we file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and, for a set fee, copy the registration statement, including exhibits, and any of the other information we file at the following SEC public reference facilities:

     o    450 Fifth Street, N.W.
          Washington, DC 20549

     o    Seven World Trade Center
          Suite 1300
          New York, New York 10048

     o    Citicorp Center
          Suite 1400
          500 West Madison Avenue
          Chicago, Illinois 60661

Please call the SEC at 1-800-SEC-0330 for further information on these public reference facilities. Our SEC filings are also available to the public over the Internet at the SEC's website (http://www.sec.gov).

The SEC allows us to "incorporate by reference" the information in documents that we file with them. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information in documents that we file later with the SEC will automatically update and supersede this information.

We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act, until we issue all of the securities registered hereunder.

     o    Annual Report on Form 10-K for the year ended December 31, 1998;

     o Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999;

     o Current Reports on Form 8-K dated March 10, 1999 (as amended on May 5, 1999 and May 11, 1999), May 24, 1999, June 2, 1999 and November 19,
          1999; and

     o The description of our common stock and preferred stock which is contained in the Form 8-A that we filed with the SEC on March 17, 1998, as amended by the Rights Agreement dated as of March 1, 1998 between Philadelphia Suburban Corporation and BankBoston, N.A., filed as Exhibit 4.25 to our Annual Report on Form 10-K for the year ended December 31, 1998 filed with the SEC on March 30, 1999.

You may request a copy of these filings, at no charge, by writing or telephoning us at the following address:

                          Patricia M. Mycek, Secretary
                        Philadelphia Suburban Corporation
                             762 W. Lancaster Avenue
                               Bryn Mawr, PA 19010
                                  610/527-8000

In making your investment decision, you should rely only on the information provided in this prospectus, any supplement, the registration statement, and the information incorporated by reference into this prospectus. We have not authorized anyone else to provide you with different information. In addition, you should not assume that the information in this prospectus or any other document is accurate as of any date other than the date on the front of those documents.

                           FORWARD-LOOKING STATEMENTS

This prospectus, any prospectus supplement and the documents that we incorporate by reference may contain "forward-looking statements." Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words like "believe," "may," "will," "expect," "intend," "plan," "anticipate," "estimate" or "continue" and other words and terms of similar meaning. In particular, these include statements relating to acquisitions, our use of cash, projected capital expenditures, liquidity and Year 2000 disclosure, including statements regarding readiness, remediation, costs, risks and contingency plans.

Our forward-looking statements are based upon a number of assumptions concerning future events, and are subject to a number of uncertainties and other factors, many of which are outside of our control. Our actual results may differ materially from our forward-looking statements for a number of reasons, including the effects of regulation, abnormal weather, changes in capital requirements and funding, acquisitions and the Year 2000 readiness of third parties with whom we deal. We do not undertake any obligation to update or revise our forward-looking statements, whether as a result of new information, future events or otherwise.

                                  LEGAL MATTERS

The validity of the shares of common stock and preferred stock offered under this prospectus will be passed upon by Morgan, Lewis & Bockius LLP.

                                     EXPERTS

The consolidated financial statements of Philadelphia Suburban Corporation and subsidiaries as of December 31, 1998 and 1997, and for each of the years in the three-year period ended December 31, 1998, have been incorporated by reference into this prospectus from the Current Report on Form 8-K dated November 19, 1999 and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The financial statements of Consumers Water Company as of December 31, 1998 and 1997 and for each of the years in the three-year period ended December 31, 1998, incorporated by reference into this prospectus from our Current Report on Form 8-K dated March 10, 1999, as amended on May 5, 1999 and May 11, 1999, have been audited by Arthur Andersen LLP, independent auditors, as stated in their report, which is incorporated herein by reference. These financial statements of Consumers Water Company have been incorporated by reference in reliance upon the report of Arthur Andersen LLP given their authority as experts in accounting and auditing.

We have not authorized any person to give any information or make any representations other than those contained in this prospectus, and, if given or made, you must not rely on any such information or representations as having been authorized by us. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of our company since the date hereof or that the information contained herein is correct as of any time subsequent to its date.


                              Philadelphia Suburban
                                   Corporation


                                   PROSPECTUS


                        2,000,000 Shares of Common Stock


                        500,000 Shares of Preferred Stock

                                     PART II
                     Information Not Required in Prospectus

Item 20. Indemnification of Officers and Directors.

     Sections 1741 and 1742 of the Pennsylvania Business Corporation Law of 1988, as amended (the "BCL"), provide that a business corporation may indemnify directors and officers against liabilities they may incur as such, provided that the particular person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. In general, the power to indemnify under these sections does not exist in the case of actions against a director or officer by or in the right of the corporation if the person otherwise entitled to indemnification shall have been adjudged to be liable to the corporation unless it is judicially determined that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnification for specified expenses. The corporation is required to indemnify directors and officers against expenses they may incur in defending actions against them in such capacities if they are successful on the merits or otherwise in the defense of such actions.

     Section 1713 of the BCL permits the shareholders to adopt a bylaw provision relieving a director (but not an officer) of personal liability for monetary damages except where (i) the director has breached the applicable standard of care, and (ii) such conduct constitutes self-dealing, willful misconduct or recklessness. The statute provides that a director may not be relieved of liability for the payment of taxes pursuant to any federal, state or local law or responsibility under a criminal statute. Section 4.01 of the Philadelphia Suburban Corporation's (the "Company") Bylaws limits the liability of any director of the Company to the fullest extent permitted by Section 1713 of the BCL.

     Section 1746 of the BCL grants a corporation broad authority to indemnify its directors, officers and other agents for liabilities and expenses incurred in such capacity, except in circumstances where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness. Article VII of the Company's Bylaws provides indemnification of directors, officers and other agents of the Company to the extent not otherwise permitted by Section 1741 of the BCL and pursuant to the authority of Section 1746 of the BCL.

     Article VII of the Bylaws provides, except as expressly prohibited by law, an unconditional right to indemnification for expenses and any liability paid or incurred by any director or officer of the Company, or any other person designated by the Board of Directors as an indemnified representative, in connection with any actual or threatened claim, action, suit or proceeding (including derivative suits) in which he or she may be involved by reason of being or having been a director, officer, employee or agent of the Company or, at the request of the Company, of another corporation, partnership, joint venture, trust, employee benefit plan or other entity. The Bylaws specifically authorize indemnification against both judgments and amounts paid in settlement of derivative suits, unlike Section 1742 of the BCL, which authorized indemnification only of expenses incurred in defending a derivative action.
Article VII of the Bylaws also allows indemnification for punitive damages and liabilities incurred under the federal securities laws.

     Unlike the provisions of BCL Sections 1741 and 1742, Article VII does not require the Company to determine the availability of indemnification by the procedures or the standard of conduct specified in Sections 1741 and 1742 of the BCL. A person who has incurred an indefinable expense or liability has a right to be indemnified independent of any procedures or determinations that would otherwise be required, and that right is enforceable against the Company as long as indemnification is not prohibited by law. To the extent indemnification is permitted only for a portion of a liability, the Bylaw provisions require the Company to indemnify such portion. If the indemnification provided for in
Article VII is unavailable for any reason in respect of any liability or portion thereof, the Bylaws require the Company to make a contribution toward the liability. Indemnification rights under the Bylaws do not depend upon the approval of any future Board of Directors.

     Section 7.04 of the Company's Bylaws also authorizes the Company to further effect or secure its indemnification obligations by entering into indemnification agreements, maintaining insurance, creating a trust fund, granting a security interest in its assets or property, establishing a letter of credit, or using any other means that may be available from time to time.

     The Company maintains, on behalf of its directors and officers, insurance protection against certain liabilities arising out of the discharge of their duties, as well as insurance covering the Company for indemnification payments made to its directors and officers for certain liabilities. The premiums for such insurance are paid by the Company.

Item 21. Exhibits, Financial Statement Schedules and Index to such Exhibits and Schedules.

     The exhibits filed as part of this registration statement are as follows:

Exhibit
Number                              Description
-------                             -----------

 5     Opinion of Morgan, Lewis & Bockius LLP.

12 Computation of ratio of earnings to combined fixed charges and preferred stock dividends.

23.1   Consent of KPMG LLP.

23.2   Consent of Arthur Andersen LLP.

23.3   Consent of Morgan, Lewis & Bockius LLP (contained in Exhibit 5).

24     Power of Attorney (set forth on signature page).

Item 22. Undertakings.

(a)  The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include in any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be in the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(d) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (c) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment, Rule 424(c) supplement or information incorporated by reference, all information concerning a material transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(g) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Montgomery, State of Pennsylvania, on December 7, 1999.

                                            PHILADELPHIA SUBURBAN CORPORATION

                                            By: /s/ Nicholas DeBenedictis
                                                -----------------------------
                                                Nicholas DeBenedictis
                                                Chairman and President

                                POWER OF ATTORNEY

     Each person whose signature appears below hereby appoints Nicholas DeBenedictis and Roy H. Stahl, and both of them, either of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement on Form S-4, and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Commission, granting unto said attorneys-in-fact and agents full power and authority to perform each and every act and thing appropriate or necessary to be done, as fully and for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.


         Signature                                Title                                 Date
         ---------                                -----                                 ----
/s/ Nicholas DeBenedictis         Chairman and President (principal executive        December 7, 1999
-----------------------------     officer) and Director
    Nicholas DeBenedictis


/s/ David P. Smeltzer             Senior Vice President - Finance and Chief          December 7, 1999
-----------------------------     Financial Officer
    David P. Smeltzer             (principal financial and accounting officer)

/s/ Michel Avenas                 Director                                           December 7, 1999
-----------------------------
    Michel Avenas


/s/ Mary C. Carroll               Director                                           December 7, 1999
-----------------------------
    Mary C. Carroll


/s/ G. Fred DiBona, Jr.           Director                                           December 7, 1999
-----------------------------
    G. Fred DiBona, Jr.


/s/ Richard H. Glanton            Director                                           December 7, 1999
-----------------------------
    Richard H. Glanton, Esq.


/s/ Alan R. Hirsig                Director                                           December 7, 1999
-----------------------------
    Alan R. Hirsig


/s/ John F. McCaughan             Director                                           December 7, 1999
-----------------------------
    John F. McCaughan


/s/ John E. Menario               Director                                           December 7, 1999
-----------------------------
    John E. Menario


/s/ John E. Palmer                Director                                           December 7, 1999
-----------------------------
    John E. Palmer


/s/ Richard L. Smoot              Director                                           December 7, 1999
-----------------------------
    Richard L. Smoot


/s/ Robert O. Viets               Director                                           December 7, 1999
-----------------------------
    Robert O. Viets


/s/ Harvey J. Wilson              Director                                           December 7, 1999
-----------------------------
    Harvey J. Wilson

                                  EXHIBIT INDEX


Exhibit
Number                       Description
-------                      -----------

 5         Opinion of Morgan, Lewis & Bockius LLP.

12 Computation of ratio of earnings to combined fixed charges and preferred stock dividends.

23.1       Consent of KPMG LLP.

23.2       Consent of Arthur Andersen LLP.

23.3       Consent of Morgan, Lewis & Bockius LLP (contained in Exhibit 5).

24         Power of Attorney (set forth on signature page).